Exhibit 3.1

ARTICLES OF AMENDMENT

OF ARTICLES OF INCORPORATION

OF UNITED BANKSHARES, INC.

Pursuant to the provisions of Section 31D-10-1006 of the West Virginia Code, United Bankshares, Inc., a West Virginia corporation, adopts and files the following Articles of Amendment to its Articles of Incorporation:

I. The name of the corporation is United Bankshares, Inc.

II. The corporation’s Articles of Incorporation were filed on March 26, 1982.

III. The following amendment to the Articles of Incorporation was adopted by the shareholders of the corporation on April 7, 2017, to-wit:

Article VI. A. of the Articles of Incorporation shall be and is hereby deleted in its entirety and the following new Article VI. A. shall be and is hereby substituted in lieu thereof:

“VI. A. The amount of authorized capital stock of the Corporation is Five Hundred Fifty Million Dollars ($550,000,000.00), which shall be divided into Two Hundred Million (200,000,000) shares of common stock with the par value of Two Dollars and Fifty Cents ($2.50) per share and Fifty Million (50,000,000) shares of preferred stock with the par value of One Dollar ($1.00) per share.”

As so amended, the Articles of Incorporation, together with this amendment, shall constitute the Articles of Incorporation of the corporation.

Executed by the undersigned as of the 7th day of April, 2017.

United Bankshares, Inc.

By:	/s/ Richard M. Adams
Richard M. Adams
Its:	Chairman of the Board and Chief Executive Officer